

December 18, 2012

Via U.S. Mail
Mr. Danny Aaron
President
Oro Capital Corporation, Inc.
23 Dassan Island Drive
Plettenberg Bay, 6600
South Africa

> **Re:** **Oro Capital Corporation, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 21, 2012**
> **File No. 333-185103**

Dear Mr. Aaron:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Currently it is unclear what pages and disclosure are intended to serve as your registration statement cover page versus your prospectus cover page. For commenting purposes, we have assumed page two is your registration statement cover page and page three is your prospectus cover page. Please review and confirm that all required information is included on the appropriate page.

4. Please disclose whether your sole officer and director has visited your claims, and if so, when and for how long. If he has not visited your claims, please add related risk factor disclosure.

Registration Statement Cover Page

5. Please relocate the legend required by Rule 473 of Regulation C to the cover of your registration statement. See Item 501(a) of Regulation S-K.

6. Please provide the date of the prospectus. See Item 501(a)(9) of Regulation S-K.

7.   Please revise to disclose that the total gross proceeds assumes you will sell all of the shares in the offering and that you may realize only nominal proceeds in the offering. Also, your response to Item 13 of Form S-1 suggests $57,679 in offering-related expenses while your cover page uses $6,000 and the Use of Proceeds estimates expenses at $10,000. Please present offering-related expenses consistently throughout your document.

Prospectus Summary

8.   Page seven includes Summary information that is substantially similar to the information starting on page four. Please include only one Summary.

9.   Please remove the reference to "additional information or documents to verify or supplement the information ..." Your prospectus should be complete in all material respects.

10.   Please revise your Summary to briefly disclose the amount of funds necessary to commence your exploration activities and discuss your plans in the event that the proceeds raised are insufficient to start exploring. In addition, please disclose your intention to repay related party loans with the proceeds.

11.   The disclosure on page five indicates the number of shares being registered represents approximately 80% of the total common stock outstanding. Later, on page 42 you suggest that the shares being registered represent 50%. Please advise how these figures were calculated and ensure consistency throughout.

12.   Please provide us with the basis of management's belief "that there may be quantities of diamond bearing kimberlite bodies within the parcel based on a report from Duncan, Bain & Associates …" or remove the statement.

Risk Factors, page 8

13.   Please substantially revise your risk factors to eliminate generic risk factors that would apply to any company and appropriately tailor the discussion to your company and offering. For example we note references to Peru when you do not have any operations there, while you do not mention your existing indebtedness or the going-concern opinion received from your auditor.

Management's Discussion and Analysis and Plan of Operation, page 14

14.   Please provide a management's discussion and analysis that meets the requirements of Item 303 of Regulation S-K.

15.   Considering your minimal cash and liquidity as of July 31, 2012, please revise to disclose the cash requirements for the next twelve months and how you plan to fund your operations for next twelve months as required by Item 303(a) of Regulation S-K, including any ramifications if such plans are not realized.

Use of Proceeds, page 14

16.   Please present your use of proceeds information assuming you raise various amounts, such as 25%, 50% and 75%. Also, please explain the order of priority of your use of proceeds, particularly as it relates to the repayment of loans and the commencement of exploration activities.

17.   Please clarify why you include offering expenses of $15,000 in your use of net proceeds on page 15 instead of adding it to the 10,000 in offering expenses on page 14.

18.   Please disclose the material terms associated with the loan being repaid. See Instruction 4 to Item 504 of Regulation S-K.

Dilution, page 16

19.   Please present your dilution assuming you raise various amounts, such as 25%, 50%, and 75%.

20.   Please clarify the references to capital contributions on page 17. Also, please reconcile the reference to "Number of shares after offering held by public investors" with the size of your offering.

21.   We note your disclosure that upon completion of the offering, the pro forma net tangible book value will be $26,206 or $ .004 per share. Based on the net proceeds from the offering of $30,000 as disclosed on page 14, it appears to us your net tangible book value after the offering would be $16,000 or $0.00 per share. Please revise or advise.

Plan of Distribution; Terms of the Offering, page 17

22.   On page 20 you state you will not accept any money until the registration statement is declared effective. To the extent you maintain this disclosure, please ensure it mirrors the language in Section 5 of the Securities Act which addresses sales of securities and not simply accepting money.

23.   Please file a copy of the subscription agreement referred to on page 20.

Description of Business, page 20

24. Please revise to address Item 101(h)(4)(xii) of Regulation S-K. Also, please revise to state the approximate number of hours per week Mr. Aaron works for the registrant and clarify any material challenges and related practices in light of the apparent South African base for Canadian operations.

Claim Information and Property Ownership, Page 25

25. We note you are subject to permitting requirements of the Saskatchewan Environment and Resource Management. Please provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties. Please define your reclamation and closure obligations and requirements.

26. Please provide a description of all interests in your properties, including the terms of all underlying agreements and royalties, such as the royalty due Duncan Bain as part of the purchase agreement..

History, page 29

27. We note your disclosure in this section, referring to reserves associated with other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any reserves, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Conclusions and Recommendations, page 36

28. We recommend that a brief description of the QA/QC protocols be provided to inform readers regarding sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures.

29. Please disclose that you purchased your claim from Duncan Bain and disclose the material terms of your agreement, including your obligation to pay royalties and the residual interests in favor of Mr. Bain.

30. Please provide updated disclosure for the data under "Our Industry" and revise to clearly disclose the source of the data.

31.   Please revise your Use of Proceeds to reflect the $3,072 annual assessment payable to the Saskatchewan government.

32.   Please disclose the timeframe of each phase of your exploration program and discuss when exploration will begin.

Directors and Officers, page 39

33.   Please provide the disclosure required by Item 401 of Regulation in necessary detail. We note, for example, you refer to Mr. Aaron's "roles with several companies" without disclosing his roles, the companies, or the dates which Mr. Aaron was associated with the company.

34.   Please clarify whether you have any employment agreements with named executive officers. In this respect we note the reference on page 40 to "any other employment agreements."

35.   Please include the disclosure required by Item 404 of Regulation S-K. In this respect we note the $15,000 due to a director reflected on your balance sheet and footnote six to your financial statements.

Description of Capital Stock, page 42

36.   On page 42 you refer investors to your Articles, Bylaws, and the applicable statutes of the State of Nevada for a more complete description. Please revise to indicate you have summarized all material provisions of your Articles, Bylaws and the State of Nevada.

Interest of Named Experts and Counsel, page 43

37.   Please update to reflect that Charles Barkley, not JPF Securities, LLC, is passing upon the validity of the securities being issued.

Financial Statements

General

38.   Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, Page F-1

39.   Please note that for exploration stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your auditor to

revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (December 29, 2010) through July 31, 2012 in addition to the annual periods already included.

Summary of Significant Accounting Policies, Page F-6

40.   We note you refer to company as being in the development stage. The terms development and production have very specific meanings within Industry Guide 7 (see www.sec.gov/about/forms/industryguides.pdf). These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals. Since you do not disclose any reserves as defined by Guide 7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with the terms such as explore or exploration. This includes the use of the terms in the Financial Statement head notes and footnotes, please see Instruction 1 to paragraph (a) of Industry Guide 7.

Part II

41.   Please provide the information required by Item 701 of Regulation S-K.

42.   Please provide the undertakings required by Item 512 of Regulation S-K in the exact form specified in the rule. In this respect we note you refer to yourself as a small business issuer throughout the undertakings.

Exhibits

Exhibit 5.1

43.   We note the assumption that the company "will keep authorized and reserved a sufficient number of shares of Common Stock to satisfy its obligations." Please remove this assumption, or advise us why it is appropriate.

44.   Please correct the text of your sentence "Based upon and subject to the foregoing …" In this respect it is unclear why the full consideration for each share has been paid as of November 21, 2012. Similarly, "will, are" is also unclear.

45.   Please revise to reference the state law governing your opinion.

46.   Please revise the index to reflect that exhibit 5.1 is the opinion and not merely a consent.

<u>Exhibit 23.2</u>

47.   Please remove the technical report attached as exhibit 23.2 and file an appropriate consent from Mr. Bain. Industry Guide 7 specifically prohibits technical studies being attached to or included in registration statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. If you have questions concerning engineering-related matters, please contact Ken Schuler at (202) 551-3718. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director